FOR IMMEDIATE RELEASE

Points Again Named One of Canada’s Best Workplaces

For a third consecutive year, Great Places to Work Institute recognizes Points for its positive work atmosphere and culture of integrity

TORONTO, April 27, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, has been ranked #23 in this year’s Best Workplaces in Canada list by Great Places to Work institute. This marks the third consecutive year that Points has received the honour and follows its recent recognitions as one of Canada’s 50 Top Workplaces for Women and a Top Small & Medium Employer in Canada.

Presented by Great Places to Work Institute®, the award identifies organizations that foster exceptional work environments and cultures that value the growth and development of their team members.

“The success over our seventeen-year history wouldn't be possible without our talented and passionate team, who are important contributors to something truly special,” said Rob MacLean, CEO at Points. “We are proud of the culture we’ve built at Points. Receiving this recognition is a celebration of what we are doing right but it certainly doesn’t mean we stop there. It’s our responsibility as a top employer to keep championing better workplaces across Canada that are more inclusive, diverse, collaborative and innovative. ”

In addition to fostering a vibrant and people-centric workplace, Points offers competitive benefits like flexible work-hours, maternity and parental support, fitness and commuter reimbursement programs and career development opportunities. Points encourages strong relationships across departments through company-sponsored social events and lunches, and actively creates opportunities for employees to ask questions, provide feedback and communicate across all levels of the company.

“We’re incredibly proud of this recognition and we collectively celebrate the culture of integrity, teamwork and innovation that’s fostered at Points,” said Inez Murdoch, Chief People Officer at Points. “Our most important asset is our people. Happy employees create a more productive environment and we strive to foster a positive work atmosphere that caters to the needs of our teams and individuals. ”

A complete list of the 2017 finalists can be found on the Great Places to Work Institute's website. For more information on the Great Places to Work Institute, visit http://www.greatplacetowork.ca/.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

CONTACT:

Points Investor Relations
ICR
Garo Toomajanian
Garo.toomajanian@icrinc.com
617-956-6728

Points Media Relations
Rachel Hollis
Rachel.hollis@points.com
416-728-2641